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                                        OMB APPROVAL

                                   OMB Number:3235-0145
                                   Expires:  December 31, 1997
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934



                            Invivo Corporation
                              (Name of Issuer)

                              Common Stock

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                    (Title of Class of Securities)

                                 46185810
                              (CUSIP Number)

                            Eric M. Sippel, Esq.
                         Shartsis Friese & Ginsburg LLP
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                              July 10, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /XX/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SEC 1746 (12-91)
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SCHEDULE 13D

CUSIP No. 46185810                                     Page 2 of 10 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Botti Brown Asset Management, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  235,450
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              235,450
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     235,450
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
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14   TYPE OF REPORTING PERSON*
     IA
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 46185810                                     Page 3 of 10 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Donald S. Brown
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  235,450
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              235,450
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     235,450
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
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14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 46185810                                     Page 4 of 10 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     John D. Botti
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 1,000
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  235,450
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  1,000
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              235,450
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     236,450
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 46185810                                     Page 5 of 10 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Spring Point Partners, L.P.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  175,750
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              175,750
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     175,750
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 46185810                                     Page 6 of 10 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Invivo Corporation, a Delaware corporation ("Invivo"). The principal executive office of Invivo is located at 4900 Hopyard Road, Suite 210, Pleasanton, California 94588.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Botti Brown Asset Management, LLC, a California limited liability company ("BBAM"); Donald S. Brown ("Brown"); John D. Botti ("Botti"); and Spring Point Partners, L.P., a California limited partnership ("Spring").

     (b) The business address of BBAM, Brown, Botti and Spring is 655 Montgomery Street, Suite 600, San Francisco, California 94111.

     (c) Brown and Botti are the managers of BBAM which is an investment adviser to, and the general partner of, Spring.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Brown and Botti are citizens of the United States of America.

SCHEDULE 13D

CUSIP No. 46185810                                     Page 7 of 10 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds               Amount

BBAM           Capital Under Management (1)  $2,562,319.90
Spring         Working Capital               $2,018,670.60
Botti          Personal Funds (2)            $13,750.00

(1) Includes funds of Spring and other investment advisory clients of BBAM invested in Stock.
(2) One thousand shares of the Stock are owned by Botti and his wife, Heather Hughes.

ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The total ownership of the Stock by the filing group at the date hereof is 236,450 shares, which represents 7.3% of the total shares of Stock outstanding.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

            Aggregate
            Beneficially
            Owned                  Voting Power        Dispositive Power
Name      Number    Percent   Sole           Shared    Sole      Shared

BBAM      235,450   7.3       -0-            235,450       -0-        235,450
Botti     236,450   7.3       1,000          235,450      1,000  235,450
Brown     235,450   7.3       -0-            235,450       -0-   235,450
Spring    175,750   5.4       -0-            175,750       -0-   175,750

SCHEDULE 13D

CUSIP No. 46185810                                     Page  8 of 10 Pages

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since May 17, 1997:

                    Purchase                 Number         Price
          Name      or Sale   Date           of Shares      Per Share

          Spring    P         07-10-1997     37,350          7.125
          BBAM      P         07-10-1997      3,000          7.125
          BBAM      P         07-10-1997      7,000          7.125
          BBAM      P         07-10-1997      5,500          7.125
          BBAM      P         07-10-1997      6,000          7.125
          BBAM      P         07-10-1997      5,000          7.125
          BBAM      P         07-10-1997      2,500          7.125
          BBAM      P         07-10-1997      2,500          7.125
          BBAM      P         07-09-1997      3,000          6.625
          BBAM      P         07-07-1997      3,000          6.500

All transactions were executed through the NASDAQ National Market System.

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

BBAM is the general partner of Spring pursuant to a limited partnership agreement providing to BBAM the authority, among other things, to invest the funds of Spring in the Stock, to vote and dispose of those securities and to file this statement on behalf of Spring. Pursuant to such limited partnership agreement, the general partner of Spring is entitled to fees based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to investment management agreements, BBAM is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on thirty days' notice, and provide for fees payable to BBAM based on assets under management.

SCHEDULE 13D

CUSIP No. 46185810                                     Page  9 of 10 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (including power of attorney).

SIGNATURES

     After reasonable inquiry and to the best of our knowledge, we certify that the information set forth in this statement is true, complete and correct.

DATED:    July 16, 1997.



BOTTI BROWN ASSET MANAGEMENT, LLC       SPRING POINT PARTNERS, L.P.



By:  /s/ John D. Botti                  By:  Botti Brown Asset Management,
     John D. Botti, Manager                  LLC
                                             General Partner

By:  /s/ Donald S. Brown                     By:  /s/ Donald S. Brown
     Donald S. Brown, Manager                     Donald S. Brown, Manager


                                             By:  /s/ John D. Botti
                                                  John D. Botti, Manager

     /s/ Donald S. Brown
     Donald S. Brown

     /s/ John D. Botti
     John D. Botti

SCHEDULE 13D

CUSIP No. 46185810                                     Page 10 of 10 Pages

                                   EXHIBIT A

                    AGREEMENT REGARDING JOINT FILING
                    OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of Invivo Corporation, a Delaware corporation. For that purpose, the undersigned hereby constitute and appoint Botti Brown Asset Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    July 16, 1997.

BOTTI BROWN ASSET MANAGEMENT, LLC       SPRING POINT PARTNERS, L.P.


By:  /s/ John D. Botti                  By:  Botti Brown Asset Management,
     John D. Botti, Manager                  LLC
                                             General Partner

By:  /s/ Donald S. Brown                     By:  /s/ Donald S. Brown
     Donald S. Brown, Manager                     Donald S. Brown, Manager


                                             By:  /s/ John D. Botti
                                                  John D. Botti, Manager

     /s/ Donald S. Brown
     Donald S. Brown


     /s/ John D. Botti
     John D. Botti

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